Exhibit 99.1
(Attachment)

News Release

Takeda to Acquire Late-Stage, Potential Best-in-Class, Oral Allosteric TYK2 Inhibitor
NDI-034858 From Nimbus Therapeutics
−With Phase 3 Study in Psoriasis Expected to Start in 2023, NDI-034858 Has the Potential to Demonstrate Best-in-class Efficacy and Safety in Psoriasis As Well As Multiple Other Immune-Mediated Diseases, Including Inflammatory Bowel Disease, Psoriatic Arthritis and Systemic Lupus Erythematosus
−Acquisition Strengthens Takeda’s Growing Late-stage Pipeline, in Alignment With the Company’s Therapeutic Area Strategy and Expertise in Immune-Mediated Diseases

OSAKA, Japan and CAMBRIDGE, Massachusetts, December 13, 2022 – Takeda (TSE:4502/NYSE:TAK) today announced that it will acquire NDI-034858 from Nimbus Therapeutics. NDI-034858 is an oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor being evaluated for the treatment of multiple autoimmune diseases following successful recent Phase 2b results in psoriasis. When the transaction is complete, NDI-034858 will be known as TAK-279.

“Adding this TYK2 inhibitor to our late-stage pipeline gives Takeda an exciting program that has the potential to significantly expand our portfolio and patient impact, while enhancing our growth strategy beyond ENTYVIO®” said Christophe Weber, president and chief executive officer of Takeda. “We are confident we can execute a broad development program and deliver a best-in-class therapy for these patients, given Takeda’s strong background in immune-mediated diseases, including inflammatory bowel disease (IBD).”
Nimbus recently disclosed positive topline results from a Phase 2b study evaluating NDI-034858 in patients with moderate-to-severe plaque psoriasis. Takeda intends to present results from this Phase 2b study early in 2023. NDI-034858 is anticipated to enter Phase 3 in psoriasis in 2023. It is in an ongoing Phase 2b study in active psoriatic arthritis, and Takeda plans to investigate it for the treatment of IBD and other autoimmune diseases.

“This program further expands Takeda’s GI clinical programs and therapeutic focus. After having seen the NDI-034858 Phase 2b data, particularly the PASI scores, we are excited by the differentiation of this molecule within the TYK2 class, and we believe in its broad potential for people with autoimmune diseases,” said Andy Plump, M.D., Ph.D., president of Research & Development at Takeda. “By virtue of its unique allosteric mechanism of action, NDI-034858 is both a potent and highly selective TYK2 inhibitor with exceptional clinical activity, a strong tolerability profile and wide therapeutic margins. NDI-034858 is a potentially best-in-class TYK2 inhibitor across a wide range of immune mediated conditions.”
“Since the acquisition of Shire in 2019, we have made excellent progress in reducing our debt ratio towards ‘low-twos’ net debt to adjusted EBITDA and we are on course to achieve this target one year ahead of plan. This acquisition is an opportunity to invest in the company’s mid-to-long term growth. Even after closing the deal, we expect to end this fiscal year with a debt ratio in the ‘low-to-mid-twos,’ and with a weighted average interest fixed rate of approximately 2%,” said Costa Saroukos, chief financial officer of Takeda. “Takeda’s solid financial profile and robust cash flow outlook positions the company well to invest in growth drivers and focus on shareholder returns, while maintaining solid investment grade credit ratings.”

Under the terms of the agreement, Takeda will pay Nimbus $4B upfront, and two milestone payments of $1B each upon achieving annual net sales of $4B and $5B. The upfront payment will be primarily funded by cash on hand. The transaction is expected to be finalized before the end of FY2022. Closing of the transaction is contingent on completion of review under antitrust laws, including the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976.

Evercore Group LLC is acting as exclusive financial advisor to Takeda and Cleary Gottlieb Steen & Hamilton LLP is acting as its legal advisor.

Takeda management will be hosting a virtual meeting for investors and analysts to discuss this announcement from 5:30 - 6:15 p.m. EST on Tuesday, December 13 / 7:30 – 8:15 a.m JST on Wednesday, December 14. Please click here to participate.

About NDI-034858
NDI-034858 is an allosteric TYK2 inhibitor developed by Nimbus Therapeutics that is being evaluated for the treatment of multiple autoimmune diseases. In preclinical studies, NDI-034858 has demonstrated exceptional functional selectivity and wide therapeutic margins. In Phase 1 studies, NDI-034858 showed a good tolerability profile, a dose-dependent trend in exploratory clinical activity and a pharmacokinetic profile allowing for once-daily solid oral dosing. Positive topline results were reported from a Phase 2b clinical trial evaluating NDI-034858 in patients with moderate-to-severe plaque psoriasis. NDI-034858 is in an ongoing Phase 2b trial in active psoriatic arthritis (NCT05153148).

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience and Gastroenterology (GI), with expertise in immune and inflammatory diseases. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

About Nimbus Therapeutics
Nimbus Therapeutics is a clinical-stage, structure-based drug discovery company developing novel small molecule medicines designed to act against well-validated but difficult-to-drug targets implicated in multiple human diseases. Nimbus combines leading-edge computational technologies with a tailored array of machine learning-based predictive modeling approaches. Nimbus’ pipeline includes clinical-stage programs targeting TYK2 and HPK1 (NCT05128487), as well as a diverse portfolio of preclinical programs focused on cancer, inflammatory and autoimmune disorders and metabolic diseases. Nimbus is headquartered in Boston, MA. To learn more about Nimbus, please visit www.nimbustx.com.

Media Contacts:
Japanese Media
Jun Saito
jun.saito@takeda.com
+81 (0) 3-3278-2325

U.S. and International Media
Catherine Wilson
catherine.wilson@takeda.com
+1 (440) 488-6242

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